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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of October 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F  X                Form 40-F
                               ---                         ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No  X
                             ---                    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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ISSUANCE OF SENIOR NOTES BY SHINHAN BANK

On October 26, 2004, Shinhan Bank, one of our major banking subsidiaries, decided to issue Euro Medium Term Notes (the "Notes") in the aggregate principal amount of USD 50,000,000. The Notes are scheduled to be issued on November 5, 2004. The following is a detailed summary of terms and conditions of the issuance of the Notes.


1. Issuer           : Shinhan Bank
2. Amount           : USD 50 Million
3. Form of Debt     : Euro Medium Term Notes
4. Trade Date       : October 26, 2004
5. Issue Date       : November 5, 2004
6. Maturity Date    : November 5, 2007
7. Issue Price      : 100%
8. Coupon Rate      : USD 3-month LIBOR plus 35 basis points
9. Coupon Dates     : Quarterly, from and including 2 February 2005 to and
                      including the Maturity Date
10. Redemption Price: 100%
11. Dealer          : BNP Paribas



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ----------------------------------
                                            Name: Byung Jae Cho
                                            Title:  Chief Financial Officer

Date : October 27, 2004